                                                                                                                                                                      P.O. Box 2600

                                                                                                                                                                      Valley Forge, PA 19482-2600

                                                                                                                                                                      610-503-5804

                                                                                                                                                                      Frances_T_Han@vanguard.com

November 10, 2010

Christian Sandoe, Esq.

U.S. Securities & Exchange Commission                               via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:      Vanguard World Fund; File No. 2-17620

Dear Mr. Sandoe,

The following responds to your comments of November 3, 2010 on the post-effective amendment of the registration statement of the above-referenced registrant.  You commented on Post-Effective Amendment No. 116 that was filed on October 7, 2010 pursuant to Rule 485(a). The filing related to Vanguard U.S. Growth Fund (the “Fund”) changing its advisory structure.

Comment 1:   Prospectus: Fund Summary – Fees and Expenses

Comment:       If relying on Instruction 3(d)(ii)(B) of Item 3 on Form N-1A, please amend the footnote to indicate that the expense information in the table has been restated to reflect current fees.

Response:        We will revise the footnote language in response to your comment.

Comment 2:   Prospectus: Fund Summary – Primary Investment Strategies

Comment:       The Fund’s “Primary Investment Strategies” section states that at least 80% of the Fund’s assets will be invested in “stocks of U.S. companies,” while disclosure in the “More on the Funds” section uses the term “securities issued by U.S. companies.”  Please use consistent language.

Response:        We will update the Fund’s “Primary Investment Strategies” section to be consistent with disclosure in the “More on the Funds” section.

Comment 3:   Prospectus: More on the Fund – Other Investment Policies and Risks

Comment:       The disclosure states that the Fund may invest to a limited extent in derivatives.  If derivative risk is a principal risk of the Fund, make disclosure changes as noted in the SEC’s July 30, 2010 letter to the ICI.

Christian Sandoe, Esq.

November 10, 2010

Response:        Derivative risk is not a principal risk of the Fund.

Tandy Requirements

As required by the SEC, the Fund acknowledges that:

•         The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 503-5804 with any questions or comments regarding the above responses.  Thank you.

                                                                                                         Sincerely,

                                                                                                         Frances T. Han

Associate Counsel